UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Macquarie Global Infrastructure Total Return Fund Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55608D101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,241,140.9006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,241,140.9006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,140.9006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,241,140.9006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,241,140.9006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,140.9006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 426,270
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 426,270
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 396,447
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 396,447
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 396,579
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 396,579
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,334
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,334
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,163
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 277,163
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,463
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,463
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 295,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 295,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 295,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,511.723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,511.723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511.723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55608D101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Arthur D. Lipson (together with WILLC, WIHP, WIAP, WITRP and WITRL, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau and Robert Ferguson (together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”), and Robert H. Daniels.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and WILLC and BPP.

WILLC has sole voting and investment power over WIHP’s, WIAP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of WILLC, WIHP, WIAP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule A hereto and incorporated by reference in this Item 2.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

The principal business address of Mr. Daniels is 1685 8th Avenue, San Francisco, California 94122.

(c) The principal business of WILLC is acting as the investment manager of WITRL, the managing member of WIAP and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WITRP, WIAP and WITRL is acquiring, holding and disposing of investments in various companies.

CUSIP NO. 55608D101

The principal business of each of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of each of BPIP and BPP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Franzblau is acting as a managing member of BPM.

Mr. Daniels is Emeritus Professor of Accounting at San Francisco State University.

(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Ferguson, Franzblau and Daniels are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,241,140.9006 Shares beneficially owned by WILLC is approximately $20,464,872.  The Shares beneficially owned by WILLC consist of 500 Shares that were acquired with WILLC’s working capital, and 10.9006 Shares held by WILLC that were acquired through the Issuer’s dividend repurchase plan, 426,270 Shares that were acquired with WIHP’s working capital, 396,447 Shares that were acquired with WIAP’s working capital, 396,579 Shares that were acquired with WITRP’s working capital, and 21,334 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 295,626 Shares beneficially owned by BPM is approximately $5,306,503.  The Shares beneficially owned by BPM consist of 277,163 Shares that were acquired with BPIP’s working capital and 18,463 Shares that were acquired with BPP’s working capital.

The aggregate purchase price of the 1,511.723 Shares directly owned by Mr. Daniels is approximately $24,974.  The Shares directly owned by Mr. Daniels consists of 1,500 Shares that were acquired with personal funds and 11.723 Shares that were acquired through the Issuer’s dividend repurchase plan.

CUSIP NO. 55608D101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

WILLC is seeking representation on the Issuer’s Board of Directors (the “Board”).  On January 10, 2012, WILLC delivered a letter to the Corporate Secretary of the Issuer nominating Robert H. Daniels (the “Nominee”) to be elected to the Board at the 2012 annual meeting of stockholders of the Issuer (the “Annual Meeting”).

Mr. Daniels has submitted a proposal to the Issuer pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in the Issuer’s proxy statement for the Annual Meeting and to be voted on at the Annual Meeting.  Mr. Daniels is proposing that the Board take the necessary steps to amend the Issuer’s Bylaws so that when Board elections are contested, with more nominees than open seats, a plurality of the votes cast will be sufficient for election.  The stockholder proposal and corresponding supporting statement are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,317,074 Shares outstanding, which is the total number of Shares outstanding as of May 31, 2011, as reported in the Issuer’s Semi-Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on August 5, 2011.

As of the close of business on January 11, 2012, WIHP, WIAP, WITRP and WITRL beneficially owned 426,270, 396,447, 396,579 and 21,334 Shares, respectively, constituting approximately 2.5%, approximately 2.3%, approximately 2.3% and less than 1%, respectively, of the Shares outstanding.

As the general partner of each of WIHP and WITRP, the managing member of WIAP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 1,240,630 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 7.2% of the Shares outstanding, in addition to the 510.9006 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,241,140.9006 Shares beneficially owned by WILLC, constituting approximately 7.2% of the Shares outstanding.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Western Entities may be deemed to beneficially own the 297,137.723 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

As of the close of business on January 11, 2012, BPIP and BPP beneficially owned 277,163 and 18,463 Shares, respectively, constituting approximately 1.6% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 295,626 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.7% of the Shares outstanding.  As managing members of BPM, each of Messrs. Franzblau and Ferguson may be deemed to beneficially own the 295,626 Shares beneficially owned by BPM, constituting approximately 1.7% of the Shares outstanding.

CUSIP NO. 55608D101

As members of a group for the purposes of Rule 13d-5(b)(1) of the Exchange Act, the Benchmark Entities may be deemed to beneficially own the 1,242,652.6236 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

As of the close of business on January 11, 2012, Mr. Daniels directly owned 1,511.723 Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Daniels may be deemed to beneficially own the 1,536,766.9006 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Daniels disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 12, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the Nominee to the Board at the Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to a letter agreement, WILLC has agreed to indemnify the Nominee against any and all claims of any nature arising from the Solicitation and any related transactions.  The indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stockholder Proposal and Supporting Statement.

99.2
Joint Filing and Solicitation Agreement, dated January 12, 2012, by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Arthur D. Lipson, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Scott Franzblau, Robert Ferguson and Robert H. Daniels.

99.3	Indemnification Agreement.

99.4	Power of Attorney.

CUSIP NO. 55608D101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON Individually and as Attorney-in-Fact for Robert H. Daniels

CUSIP NO. 55608D101

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member
BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 55608D101

SCHEDULE A

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401	United States

CUSIP NO. 55608D101

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)
WESTERN INVESTMENT HEDGED PARTNERS L.P.
12/07/11	2,800	16.2341
12/09/11	400	16.3750
12/13/11	2,700	16.0774
12/23/11	3,000	16.7530
12/29/11	10,500	16.9429
12/29/11	11,100	16.8829
12/30/11	3,000	16.9840
12/30/11	17,626	16.9628
WESTERN INVESTMENT ACTIVISM PARTNERS LLC
12/07/11	2,700	16.2342
12/13/11	2,700	16.0774
12/23/11	3,000	16.7530
12/29/11	10,500	16.9429
12/29/11	11,100	16.8829
WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
12/07/11	2,676	16.2342
12/13/11	2,780	16.0773
12/23/11	2,849	16.7531
12/29/11	10,641	16.9429
12/29/11	11,089	16.8829
WESTERN INVESTMENT TOTAL RETURN FUND LTD.
01/09/12	2,000	17.0025
01/10/12	1,800	17.2543
01/10/12	13,558	17.2482
01/11/12	2,245	17.1749
01/11/12	1,731	17.1312

CUSIP NO. 55608D101

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)
BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
01/03/12	7,051	17.3051
01/03/12	27,949	17.3726
01/04/12	2,300	16.7728
01/04/12	1,675	17.2581
ROBERT H. DANIELS
12/30/11	11.723	--*

* Shares acquired through the Issuer’s dividend repurchase plan.